A.G. Edwards, Inc. Summary Annual Report for the Fiscal Year 2006

EDWARDS.

FREEDOM TO DO THE RIGHT THING



It's one thing to say you do the right thing for your clients. It's something entirely different to structure your entire company around making that happen. The idea is really pretty simple. Create a working atmosphere that encourages everyone to be approachable, committed, empowered and responsible. Then hire great people. Tell them that their only job is to help clients reach their goals.

That's freedom.

Financial Highlights

(For Fiscal Year Ended February 28 or 29)
A.G. Edwards, Inc.

(In thousands, except per share data and other data)	2006	2005	2004	2003	2002
Operating Results					
Net Revenues	$ 2,740,113	$ 2,607,681	$ 2,522,817	$ 2,214,352	$ 2,352,386
Earnings before cumulative effect of accounting change	$ 235,561	$ 186,474	$ 159,485	$ 118,828	$ 71,501
Cumulative effect of accounting change, net of $1,655 of income taxes	$ 2,768	$ –	$ –	$ –	$ –
Net Earnings	$ 238,329	$ 186,474	$ 159,485	$ 118,828	$ 71,501
Pre-tax Net Earnings as a Percent of Net Revenues	13.2%	11.3%	9.7%	7.7%	3.9%
Return on Average Equity	12.9%	10.5%	9.2%	7.1%	4.4%
Per Share Data					
Earnings per diluted share:					
Earnings before cumulative effect of accounting change	$ 3.06	$ 2.37	$ 1.97	$ 1.46	$ 0.88
Cumulative effect of accounting change, net of income taxes	$ 0.04	$ –	$ –	$ –	$ –
Earnings per diluted share	$ 3.10	$ 2.37	$ 1.97	$ 1.46	$ 0.88
Cash Dividends	$ 0.72	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Book Value	$ 25.13	$ 23.21	$ 22.08	$ 20.92	$ 20.42
Financial Condition					
Stockholders' Equity	$ 1,899,249	$ 1,787,691	$ 1,778,319	$ 1,688,537	$ 1,647,796
Total Assets	$ 4,664,269	$ 4,687,797	$ 4,436,085	$ 3,980,094	$ 4,187,170
Other Data					
Full-Time Employees	15,480	15,390	15,931	16,181	16,791
Financial Consultants	6,824	6,890	6,980	7,222	7,384
Locations	738	721	710	709	705

Net Revenues
(For fiscal year ending February 28 or 29)
($ in millions)



$3500
$2800
$2100
$1400
$700
02
03
04
05
06

Net Earnings
(For fiscal year ending February 28 or 29)
($ in millions)



$400
$300
$200
$100
02
03
04
05
06

Diluted Earnings per Share
(For fiscal year ending February 28 or 29)



$4.00
$3.00
$2.00
$1.00
02
03
04
05
06

Client Assets

(For fiscal year ended February 28 or 29)

Total Client Assets*
vs. S&P 500 ($ in billions)



Client Assets
S&P 500
$360
$300
$240
$180
$120
$60
1920
1600
1280
960
640
320
02
03
04
05
06

Percentage of Total Client Assets in Fee-Based Accounts



12%
10%
8%
6%
4%
2%
02
03
04
05
06

***Total Client Assets include those assets acquired through A.G. Edwards that are held by other organizations.**

To Our Shareholders, Clients and Associates

Every day I am pleased to be a part of this special firm and to be associated with the outstanding individuals who work here. I am especially proud as I look back on our achievements in fiscal 2006. Throughout this time of unprecedented change for our firm, our A.G. Edwards employees proved once again they are loyal, hardworking and dedicated to our clients. Through their efforts, A.G. Edwards accomplished a great deal this year.

In terms of financial results, our net earnings for fiscal 2006 grew 28 percent, to $238 million, or $3.10 per diluted share. While some nonrecurring items helped these results, we are pleased with our overall performance as we posted our fourth consecutive year of improved earnings, earnings per share, profit margins and return on shareholders' equity. During the year we also raised our dividend by 25 percent and bought back more stock to continue creating greater value for our shareholders. Several key areas we have highlighted in past years again played a big part in our performance:

- Our asset-management and service-fee revenues crossed the $1 billion mark and, for the first time in A.G. Edwards' history, surpassed commission revenues to become our largest annual revenue source.
- Our communication and technology expenses were again reduced, both in actual dollars and as a percentage of net revenues, as we completed more projects under our Gateway Initiative.
- Our total client assets and assets in fee-based accounts again reached record highs, demonstrating our financial consultants' ability to attract new assets and help existing assets grow.

Financial results tell only part of the story, however. This year we achieved a number of other historic milestones, including our conversion to a new trade-processing system (as part of our Gateway Initiative), the introduction of our Gallatin Asset Management subsidiary and the development of other fee-based revenue opportunities, ongoing branding success, and continued strides in training.

Gateway Initiative — Framing Our Future

Our conversion to a new third-party trade-processing system last May was a tremendous technology leap for our firm, bringing us that much closer to exiting off our existing mainframe and helping us establish a much more efficient, effective and sustainable technology environment to take us into the future.



Robert L. Bagby
Chairman and Chief Executive Officer

While the conversion presented some challenges, the advantages we gain are far more significant. They will enable us to align our trade-processing expenses with client activity and greatly enhance our data-management capabilities. In addition, resources gained from the efficiency of the new system can be applied to projects that will add value for our clients.

Going forward, we will continue to pursue our Gateway Initiative and other projects with the goal of providing our clients, financial consultants and support personnel with one of the best technology systems in the industry.

Fee-Based Revenue Growth — Following Client Trends

For the first time in our history, A.G. Edwards' fee-based revenue exceeded our commission revenue for the year. This change is not the result of something we have mandated, but a natural migration driven by our clients' preferences. It's becoming apparent that more and more of our clients want to know up front what they will be paying for their investment services.

We expect this trend to continue, and as the recognized leader in developing managed exchange-traded fund portfolios, we are prepared to make the most of it. We will also continue to expand our investment advisory offerings to meet specific client needs.

In October of last year, we formed Gallatin Asset Management, a subsidiary of A.G. Edwards, Inc. I am excited about Gallatin because it accomplishes two important objectives: First, it centralizes our fee-based services and lets our financial consultants more efficiently serve their clients who are interested in asset management. Second, it creates an opportunity for the firm to generate new revenue by offering our investment expertise to third parties such as insurance companies and mutual funds.

By leveraging existing resources and building new revenue streams, we can improve our financial performance while better supporting our core retail-brokerage business. This is essential to the ongoing success of A.G. Edwards.

We are also pursuing other revenue-building opportunities. For example, we are currently piloting a program that offers non-purpose loans, and we are working to establish a joint venture with a mortgage company.

Branding — Getting the Word Out

Last year we introduced a new creative approach to our nationwide branding campaign, featuring our now-familiar nest egg. The nest-egg concept has been a big hit with our employees, our clients and our target audiences. Although we view our branding effort as a long-term strategy, we have been pleased with the positive response generated by our ads.

We continue to capitalize on the nest-egg concept with this year's multimedia campaign, which incorporates the nest-egg visual with more specific messages about investment topics such as retirement and IRA rollovers.

The ultimate goal of our branding effort is to enhance our name recognition and brand awareness over the long run. I believe we have already made progress in this area and will be able to build on this momentum for years to come.

Knowledge Enhancement — Building Our Competitive Advantage

As I often tell our employees, I believe knowledge is our only product. That's why we are constantly striving to ensure that A.G. Edwards has the best-trained, best-educated employees in the securities industry.

A current training focus of the firm is helping our financial consultants add value to their client relationships by earning specialty designations, including the CERTIFIED FINANCIAL PLANNER™ (CFP®) certification. As CFP® professionals, our financial consultants are even better-equipped to help our clients plan for and achieve their long-term financial goals.

During the next two years, our goal is to double the number of financial consultants with a CFP® certification using a customized training program.

We continue to enhance and expand all of our training capabilities, investing in our employees' futures as well as our own. This kind of commitment may be why *Training* magazine recognized A.G. Edwards' corporate education program as one of the best in America, ranking us No. 26 in its top 100 list for 2006. This is the sixth consecutive year we have received this honor.

I'm sure investing in our employees also played a part in our being named once again to *Fortune* magazine's "100 Best Companies to Work For" and "America's Most Admired Companies" lists for 2006.

Prosperity Through Growth

While the initiatives I have mentioned are all designed to improve our firm, we know we must grow this organization to maintain our long-term success. In addition to revenue growth, we must also grow our financial consultant work force.

Industry competition, less-than-robust market conditions, and financial consultants retiring or changing careers have adversely affected our efforts to increase our sales force. To address these challenges, we have bolstered our financial consultant recruiting staff, created compensation-analysis tools to customize information for potential transfer financial consultants, and identified ways to help our branch managers spend more time on recruiting transfers and improving financial consultant productivity in their branches.

Although we need to work harder at building our sales force, I am pleased with the improving quality of our financial consultants. We intend to maintain our quality standards as we increase our recruiting efforts.

Achieving growth also means sometimes making decisions that are difficult yet necessary to keep our firm viable. The costs of health care, office space and complying with ever-expanding regulatory requirements continue to rise to new levels. In the future, I would like to see industry regulators consolidate, as currently proposed, in order to lessen the expense burden on securities firms. For the foreseeable future, however, these costs will continue to be substantial.

Weighing these challenges against shareholder expectations and our desire to be fair to our clients and employees, we made adjustments to parts of our financial consultant compensation and to our commissions on certain transactions. These are the first significant changes we have made in either of these areas in more than a decade, and we were careful to maintain our competitive advantage in both.

Again, we felt these changes were necessary to help ensure A.G. Edwards' future success. We believe the results will ultimately benefit us all.

Guiding Principles — Defining Who We Are

Clearly, this has been a year of significant change for A.G. Edwards, and again, I am proud of the way our employees have handled the change and what they have helped us accomplish through it. At the same time, I am equally proud of what has not changed at A.G. Edwards. We continue to be committed to upholding our client-first and Golden Rule philosophies and to honoring our financial consultants' relationships with their clients.

Our financial consultants remain free to serve their clients' best interests, not ours. By giving them this freedom, we establish the trust on which our business and our brand are built.

Acknowledgements — Expressing My Gratitude

I want to commend our employees for their incredible caring and generosity last year in response to the hurricanes in the Gulf Coast region, helping fellow employees and other victims affected by the storms. Their efforts truly demonstrate the character of our people and the strength of our culture.

I would also like to thank our Board of Directors, our clients and our shareholders for their contributions to our success this past year. Your ongoing support has allowed us to remain strong, profitable and independent. With that independence comes the freedom we need to do the right thing for everyone associated with A.G. Edwards.



Robert L. Bagby
Chairman and Chief Executive Officer
April 20, 2006



What started out 18 years ago as helping a new doctor begin investing has grown to also helping his family and his entire medical practice. "David was just out of medical school when I started helping him set up an investment portfolio," Financial Consultant Phillip Friesen *(Left)* says. "Later he asked me to manage a 401(k) plan for his employees. My business partner, Chuck Crowson *(Right)*, and I sat down with each and every one of the employees – from the other doctors in the practice to the support staff — and helped them choose their 401(k) investments. We enjoy the freedom to make our investment recommendations based on the needs of our clients. Period. Our clients are always very appreciative. In our minds, everyone deserves this type of attention."

"Chuck and I both agree that it's important for us to work for a firm that gives us the freedom to sell the products and services our clients need — we call it integrity."

Phillip Friesen, Senior Vice President–Investments, Lufkin, Texas

COMMITTED

OUR COMMITMENT TO OUR CLIENTS DOESN'T WAVER.

Our commitment to our clients doesn't waver — regardless of the size of their portfolios. Smaller accounts aren't transferred to someone who answers a 1-800 number. Bigger accounts aren't moved from financial consultants to "wealth management specialists" at the Home Office. All of our clients get the personalized service and attention from their own financial consultants who work with them throughout their investing "careers." Our financial consultants relish the independence they have in meeting each client's unique needs.

At A.G. Edwards, our financial consultants aren't contractually obligated to work here. The firm doesn't subscribe to the industry practice of luring financial consultants with signing bonuses. They're here for the right reasons — the firm's client-first philosophy and the freedom to practice it.



Some of Dr. David Glenn's best investments are the ones he didn't make. "Rather than pressure me to buy something, Phillip and Chuck have done just the opposite," Dr. Glenn says. "Several times they have kept me from doing something foolish when I've asked to buy an investment I've heard about. They've researched it and advised me not to do it. In my previous experience with a broker at another firm, I didn't feel he knew much about me or what my goals were. It's completely different with Phillip and Chuck. We get together about once a week. But what means the most to me is the level of trust I have in them. I recently turned over the medical practice's 401(k) retirement plan to them. They met with all our employees to discuss their 401(k)s, and they also stay in touch with Sandra Varga *(Right)*, our office manager and retirement plan liaison."

"Phillip and Chuck take care of our financial matters, so we can take care of our patients."
Dr. David Glenn, Client


EXAM
2



When a financial consultant has a question about a client's account, it's likely the Margin Department at our Home Office will field the call. The department gets a lot of calls — thousands each day. "We take ownership of all of our phone calls," says Margin Department Supervisor Mattie Patterson. "In our department, we avoid transferring anybody. We're trained to be able to help whoever is on the other end of the line. Because we want to provide our financial consultants with the best customer service possible, we don't put anyone into voice mail. We find the answer and get back to them personally. A lot of our new financial consultants who've come from other firms tell us they are pleasantly surprised by the one-on-one service they receive.

I've been here 25 years, and it's always been that way."

Mattie Patterson, Margin Department Supervisor



As technology professionals, Jana Dunivan and Larry Hill are not directly on the front lines helping clients, but they are just as committed as our financial consultants. "Because the technology my team supports can directly affect how a client or a financial consultant views information about a portfolio, I stay in close touch with our Home Office professionals who talk with our financial consultants every day about the tools and reports they are using as they work with their clients. We are constantly collaborating and discussing ideas that enable us to identify and deliver the best technology solutions that meet our clients' needs," Jana says. Larry is just as dedicated. As a help desk supervisor, he helps make sure the computers used by our financial consultants are working when they are in the office or on the road. "When they have a problem we understand how crucial it is to get an answer quickly," Larry says. "Our financial consultants want to provide the best possible service to their clients, and at times, they need our help to do that."

"Troubleshooting computers may be my specialty, but our clients are my first priority."
Larry Hill, Help Desk Supervisor

APPROACHABLE

WE GIVE CLIENTS ACCESS TO WHATEVER THEY NEED.

No ivory towers here. Our financial consultants don't just read the firm's investment research reports. They're free to pick up the phone and speak directly with the analysts who write them. When support staff or a financial consultant from a branch calls the Home Office, no one's too busy or too important to help. In fact, financial consultants can even invite clients with particularly complex financial needs to face-to-face meetings with a team of investment analysts, economists and financial experts in our Home Office in St. Louis.

Everyone here understands that we all work for our clients.



Employees aren't afraid to tell CEO Bob Bagby when they think something can be improved. In today's business world where many CEOs are insulated from what employees think, Bob welcomes the feedback. In fact, he invites it. He eats lunch with a group of randomly selected employees once a month to hear their comments about what's going right and what isn't. He also answers questions — no matter what the topic — from financial consultants and other employees during live broadcasts on the firm's internal audio network. "I give candid feedback and welcome the same in return," Bob says. "We're an organization that values its employees and what they have to say. We can't make decisions about what is best for our clients unless we all communicate honestly and openly."

"Everything we do is based on our clients' best interests. And if it isn't, I want to know about it."

Bob Bagby, Chairman and CEO



Financial Consultant Nathan Alvarado does what's right for his clients, even if the client has a small account. "I met Mike 12 years ago when he opened a small IRA with me," Nathan says. "I kept in touch, but I didn't try to sell Mike so much as I tried to help him. As I got to know him, I learned more about what he did. He owned a retail surf shop and had developed a very successful mail-order business selling snowboarding and skateboarding equipment nationwide. Selling the mail-order business generated a financial windfall for him, and I felt it was time to tap the expertise of some of our people at our Home Office. They took the time to evaluate his goals and objectives and help him with decisions he would make in his new financial situation. Later, when Mike asked me to take a look at a retirement account his mom had invested with another firm, I told him it had done quite well, and I recommended they leave it where it was."

"We're not here just to make the sale. We're also here to build relationships and take care of our clients."

Nathan Alvarado, Vice President–Investments and Branch Manager, Arroyo Grande, Calif.



Although it might sound odd to some, Mike Chaney says his financial dealings with Nathan have never really been about the money. "He and everyone in the branch office were nice to me when I only had $10,000. It's been that way from day one. I think of Nathan as a good friend. And when it comes to business, he's never on the sell. He looks after me and my financial needs. He shares in my successes and is ready to lend a hand with my challenges. I know I can always talk to him about any of my concerns. He acts as if he were investing his own money and never insists that I do something I'm not ready for."

"I never once felt it was about commissions. It's always been about the two of us working together to achieve my financial goals."
Mike Chaney, Client



When financial consultants from another firm join A.G. Edwards and are told the firm doesn't mandate what products to offer clients, they think it's a marketing gimmick. "They're amazed when they start work in their branch office that this really is true," says Scott Critchfield, manager of new financial consultant training. "We teach our financial consultants that serving their clients is their priority. And our only priority in training is to make sure our financial consultants are the most knowledgeable and well-trained in the industry. We were the first full-service financial services firm to graduate its trainees with the Accredited Asset Management Specialist℠ (AAMS®) designation from the College for Financial Planning. Our employees also have the opportunity to earn college credit for courses they take here — another first in our industry. *Training* magazine ranked our training program No. 26 of all corporate training programs in North America."

"With training, our financial consultants have the knowledge and skills required to provide the best advice possible. It's an investment in our people that pays dividends for our clients."

Scott Critchfield, Vice President and Manager–New Financial Consultant Training

EMPOWERED

DECISIONS ARE MADE BY THOSE WHO KNOW THE CLIENTS BEST.

We empower all of our employees to objectively make the decisions that are best for their clients. We do this by not telling our financial consultants what products and services to offer. We don't pressure them to sell our brand of mutual funds — because we don't have any. We make sure we offer a complete range of financial products and services and leave it to our financial consultants to choose the ones that make the most sense for their clients. And they can choose anything they want. Our job is to arm our financial consultants with the resources and knowledge they need to serve their clients' best interests without any interference from the Home Office. Our training program, which extends beyond the basics to give our financial consultants the opportunity to earn specialty designations, has received national recognition. We believe our best investment is the one we make in training our financial consultants to be the most knowledgeable in the industry.

We like to say our only product is knowledge.



After an unsatisfactory experience with another brokerage firm, Madalyn was understandably leery about investing. "Madalyn's daughter was a client of mine, and she encouraged her mother to speak with me about handling the proceeds from the sale of the family's pickle and mayonnaise business, which had been started by Madalyn's father," says Financial Consultant Sarah Berry. "At the time Madalyn's husband, Gene, was very sick and later passed away. I helped Madalyn understand how important it was for her to wisely invest for her retirement security. I started out slowly, recommending very conservative investments. She was understandably concerned. I had to propose investments that were right for her, and I never rushed her. It took four or five years for her to regain trust in the investment world. Now she understands the value of estate planning and even comes to me with stock ideas that we evaluate together."

"When it comes to Madalyn — or any of my clients — I'm in it for the long run."

Sarah Berry, Vice President and Branch Manager, Boston, Mass.



Madalyn Wejman admits she wasn't very savvy about the world of investments when she and her husband initially sought help from a broker at another firm in investing the proceeds from the sale of her family business. "The broker sounded smart about investing and we thought she was," Madalyn says. "But unfortunately, she placed us in some investments that we were not comfortable with and the results in our portfolio did not measure up. As a result, my husband and I became very disenchanted with investment firms and brokers. But when he got sick, we both knew we were going to need help. That was when I was referred to and met Sarah. Sarah listened to our story and placed us in investments that we felt comfortable with and turned things around for us. A couple of years passed and things continued to go smoothly, so I began to trust her even more. Everything Sarah has suggested has been without any pressure whatsoever."

"She serves my interests instead of her own."

Madalyn Wejman, Client



Paula Kohl and her trading desk colleagues in the Fixed Income Department have a big job. They're responsible for managing millions of dollars of the firm's bond inventory. Yet, she views the most important part of that duty as helping the firm's financial consultants help their clients. "We provide world-class service to our financial consultants so they can take care of their clients. A lot of financial consultants who come to A.G. Edwards are amazed they can talk directly to our traders," Paula says. In contrast to Wall Street firms, A.G. Edwards' Bond Department isn't structured to compete against clients to make a profit for the department. It never has been that way. "We are not designed to be a profit center, which is a bit unusual in our industry. Our compensation depends on how well we perform for clients, not our department's profitability. That way, we stay focused on our job — finding fixed-income products either in our inventory or out in the marketplace that help our financial consultants meet their clients' investment needs."

"Sure, we're busy and have a lot of responsibility.
But our first priority is helping our financial consultants help their clients."
Paula Kohl, Vice President and Municipal Fixed Income Manager



At many Wall Street firms, the securities research analysts never talk with the brokers in the branches about their recommendations. "A lot of analysts on the Street just focus on publishing their research reports," says Research Analyst Jeff Hopson. "Our attitude here is that we are trying to help create and preserve wealth, and that means we answer e-mails and take phone calls from our financial consultants who have questions about the stock research we do. Because all of us in research take what we do very personally, it's important that we work for a firm that gives us complete autonomy to make objective stock recommendations that are best for our clients — not the firm's bottom line. We're a little different here because our compensation is tied to the investment performance of our stock recommendations."

"We're free to make recommendations as we see fit.
We're not influenced by anything other than doing what's best for our clients."
Jeff Hopson, Vice President and Securities Research Analyst

RESPONSIBLE

OUR CLIENTS COUNT ON US.

Many of our clients have been with us for 10, 20 or 30 years and count on us to take care of their nest eggs as if they are our own. It's a huge responsibility that we take seriously — whether we're following through to make sure a trade is executed properly or committing our capital for a successful bond underwriting. That's one of the reasons why we've kept our own financial house in order — so we'll be around for our clients for many more years to come. We're proud of the fact that we've been able to grow our balance sheet without taking unnecessary risks. Our strong financial standing has contributed to us remaining independent for 119 years. We're one of the few firms left that hasn't been purchased by a financial services conglomerate.

Our clients depend on us. And we won't let them down.



Many clients of the firm's Public Finance Department are members of local school boards, sewer and water districts, and road commissions. They have many other responsibilities that extend beyond the world of finance. Yet they are charged with the important job of wisely spending their community's resources on bond issues for important public improvement projects. "As investment bankers in public finance, a large part of our job is assisting our clients with what can be very complex financial transactions," says Amelia Bond, director of Public Finance. "We present different financing tools and options and then work with our clients to choose the most suitable and efficient form of financing that meets their needs. Because our offices are dispersed throughout the country, we are often located in or near the communities where these projects are built. And the financial strength of our firm is what makes it possible for us to underwrite these projects."

"Our public finance clients are accountable to their taxpayers, and we're accountable to them."

Amelia Bond, Senior Vice President and Director of Public Finance





When North Carolina's Asheville High School Cougars take the field, they're now less prone to ankle and knee injuries thanks to a new, state-of-the-art synthetic grass field that is softer and closer to the real thing than the synthetic turf of the past. A.G. Edwards Investment Banker Richard Marvin couldn't be happier for the student athletes or Buncombe County, which selected A.G. Edwards to underwrite the bond issue financing the new field, one project in the $51.9 million transaction that included other needed improvements to several local public schools. "A.G. Edwards not only underwrote this transaction but is a part of this community," Richard says. "We live in the state, and we have a local branch office in Asheville and in 21 other locations throughout North Carolina. It's important to our public finance clients like Buncombe County's Finance Officer Donna Clark *(Left)* that we're not from out of town, and that we have a long-term stake in the community. Because of our local presence, many of the bonds issued by the municipalities we serve are purchased by A.G. Edwards clients living in these same communities. It truly is a local effort."

"We believe in their projects as much as they do."

Richard Marvin, Vice President and Managing Director of Investment Banking, Winston-Salem, N.C.

Consolidated Five-Year Summary

A.G. Edwards, Inc.

Year Ended (In thousands, except per share amounts)	February 28, 2006	February 28, 2005	February 29, 2004	February 28, 2003	February 28, 2002
Revenues					
Asset management and service fees:					
Distribution fees	$ 571,573	$ 498,026	$ 366,735	$ 336,636	$ 377,923
Fee-based accounts	386,585	323,769	246,943	225,888	220,315
Service fees	104,714	97,282	109,708	90,493	79,694
Total	1,062,872	919,077	723,386	653,017	677,932
Commissions:					
Listed securities	449,401	440,680	448,035	387,483	403,921
Mutual funds	242,883	259,179	260,518	201,567	214,339
Insurance	195,476	192,019	205,622	185,249	174,281
Over-the-counter securities	81,545	94,478	115,425	70,864	111,065
Futures	24,632	25,536	27,758	19,331	13,289
Options	23,779	22,274	23,669	23,485	28,453
Total	1,017,716	1,034,166	1,081,027	887,979	945,348
Principal transactions:					
Debt securities	131,284	178,395	217,224	252,688	246,131
Equities	78,826	75,504	79,662	58,436	73,553
Total	210,110	253,899	296,886	311,124	319,684
Investment banking:					
Underwriting fees and selling concessions	168,963	174,555	240,094	184,220	186,839
Management fees	65,434	71,067	81,767	66,960	69,590
Total	234,397	245,622	321,861	251,180	256,429
Interest:					
Margin account balances	138,466	107,611	74,662	86,189	150,365
Securities owned and deposits	42,871	21,132	21,470	20,474	23,451
Total	181,337	128,743	96,132	106,663	173,816
Other	44,334	30,288	6,384	10,239	6,592
Total Revenues	2,750,766	2,611,795	2,525,676	2,220,202	2,379,801
Interest expense	10,653	4,114	2,859	5,850	27,415
Net Revenues	2,740,113	2,607,681	2,522,817	2,214,352	2,352,386
Non-Interest Expenses					
Compensation and benefits	1,741,588	1,699,156	1,642,999	1,448,199	1,551,898
Communication and technology	236,379	241,830	272,047	282,603	295,353
Occupancy and equipment	144,114	151,426	137,617	134,149	133,240
Marketing and business development	71,635	65,682	53,262	45,649	47,434
Floor brokerage and clearance	21,073	21,341	22,495	22,464	21,912
Other	164,705	133,839	149,123	109,854	128,029
Restructuring	–	–	–	–	82,462
Total Non-Interest Expenses	2,379,494	2,313,274	2,277,543	2,042,918	2,260,328
Earnings Before Income Taxes	360,619	294,407	245,274	171,434	92,058
Income Taxes	125,058	107,933	85,789	52,606	20,557
Earnings before cumulative effect of accounting change	235,561	186,474	159,485	118,828	71,501
Cumulative effect of accounting change, net of $1,655 of income taxes	2,768	–	–	–	–
Net Earnings	$ 238,329	$ 186,474	$ 159,485	$ 118,828	$ 71,501
Earnings per diluted share:					
Earnings before cumulative effect of accounting change	$ 3.06	$ 2.37	$ 1.97	$ 1.46	$ 0.88
Cumulative effect of accounting change, net of income taxes	0.04	–	–	–	–
Earnings per diluted share	$ 3.10	$ 2.37	$ 1.97	$ 1.46	$ 0.88
Per Share Data:					
Cash Dividends	$ 0.72	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Book Value	$ 25.13	$ 23.21	$ 22.08	$ 20.92	$ 20.42
Other Data:					
Total Assets	$ 4,664,269	$ 4,687,797	$ 4,436,085	$ 3,980,094	$ 4,187,170
Stockholders' Equity	$ 1,899,249	$ 1,787,691	$ 1,778,319	$ 1,688,537	$ 1,647,796
Cash Dividends	$ 54,896	$ 49,392	$ 51,007	$ 51,034	$ 51,043
Pre-tax Return on Average Equity	19.8%	16.5%	14.1%	10.3%	5.6%
Return on Average Equity	12.9%	10.5%	9.2%	7.1%	4.4%
Pre-tax Net Earnings as a Percent of Net Revenues	13.2%	11.3%	9.7%	7.7%	3.9%
Average Common and Common Equivalent Shares Outstanding (Diluted)	76,984	78,766	80,990	81,177	81,282

Condensed Consolidated Balance Sheets

A.G. Edwards, Inc.

(Dollars in thousands, except per share amounts)	February 28, 2006	February 28, 2005
Assets		
Cash and cash equivalents	$ 178,173	$ 209,039
Cash and government securities deposited with clearing organizations or segregated under federal and other regulations	272,881	392,241
Securities purchased under agreements to resell	195,000	235,540
Securities borrowed	205,774	117,302
Receivables:		
Customers, less allowance for doubtful accounts of $2,600 and $8,045	2,084,278	2,236,170
Brokers and dealers	187,092	37,387
Clearing organizations	809	1,514
Fees, dividends and interest	118,465	104,605
Securities inventory, at fair value:		
State and municipal	284,539	190,150
Government and agencies	71,188	152,532
Corporate debt	35,638	20,662
Equities	22,788	36,859
Investments	367,822	337,394
Property and equipment, at cost, net of accumulated depreciation and amortization of $723,054 and $715,328	485,287	503,976
Deferred income taxes	99,740	60,189
Other assets	54,795	52,237
	$ 4,664,269	$ 4,687,797
Liabilities and Stockholders' Equity		
Checks payable	$ 313,448	$ 299,120
Short-term bank loans	–	16,400
Securities loaned	200,988	207,012
Payables:		
Customers	1,102,040	749,901
Brokers and dealers	118,403	655,486
Clearing organizations	37,561	80,252
Securities sold but not yet purchased, at fair value:		
State and municipal	5,055	9,509
Government and agencies	21,041	21,366
Corporate debt	18,174	2,970
Equities	1,372	2,594
Employee compensation and related taxes	476,217	440,833
Deferred compensation	228,548	223,821
Income taxes	22,453	7,378
Other liabilities	219,720	183,464
Total Liabilities	2,765,020	2,900,106
Stockholders' Equity:		
Preferred stock, $25 par value:		
Authorized, 4,000,000 shares, none issued	–	–
Common stock, $1 par value:		
Authorized, 550,000,000 shares: issued, 96,463,114 shares	96,463	96,463
Additional paid-in capital	293,362	295,478
Retained earnings	2,306,147	2,137,114
	2,695,972	2,529,055
Less: Treasury stock, at cost (20,872,779 and 19,442,437 shares)	796,723	741,364
Total Stockholders' Equity	1,899,249	1,787,691
	$ 4,664,269	$ 4,687,797

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

Condensed Consolidated Statements of Earnings

A.G. Edwards, Inc.

Year Ended (In thousands, except per share amounts)	February 28, 2006	February 28, 2005	February 29, 2004
Revenues			
Asset management and service fees	$ 1,062,872	$ 919,077	$ 723,386
Commissions	1,017,716	1,034,166	1,081,027
Principal transactions	210,110	253,899	296,886
Investment banking	234,397	245,622	321,861
Interest	181,337	128,743	96,132
Other	44,334	30,288	6,384
Total Revenues	2,750,766	2,611,795	2,525,676
Interest expense	10,653	4,114	2,859
Net Revenues	2,740,113	2,607,681	2,522,817
Non-Interest Expenses			
Compensation and benefits	1,741,588	1,699,156	1,642,999
Communication and technology	236,379	241,830	272,047
Occupancy and equipment	144,114	151,426	137,617
Marketing and business development	71,635	65,682	53,262
Floor brokerage and clearance	21,073	21,341	22,495
Other	164,705	133,839	149,123
Total Non-Interest Expenses	2,379,494	2,313,274	2,277,543
Earnings Before Income Taxes	360,619	294,407	245,274
Income Taxes	125,058	107,933	85,789
Earnings before cumulative effect of accounting change	235,561	186,474	159,485
Cumulative effect of accounting change, net of $1,655 of income taxes	2,768	–	–
Net Earnings	$ 238,329	$ 186,474	$ 159,485
Earnings Per Diluted Share:			
Earnings before cumulative effect of accounting change	$ 3.06	$ 2.37	$ 1.97
Cumulative effect of accounting change, net of income taxes	0.04	–	–
Earnings per diluted share	$ 3.10	$ 2.37	$ 1.97
Earnings Per Basic Share:			
Earnings before cumulative effect of accounting change	$ 3.07	$ 2.39	$ 1.99
Cumulative effect of accounting change, net of income taxes	0.04	–	–
Earnings per basic share	$ 3.11	$ 2.39	$ 1.99

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

Condensed Consolidated Statements of Cash Flows

A.G. Edwards, Inc.

Year Ended (In thousands)	February 28, 2006	February 28, 2005	February 29, 2004
Cash Flows From Operating Activities:			
Net earnings	$ 238,329	$ 186,474	$ 159,485
Cumulative effect of accounting change, net of $1,655 of income taxes	(2,768)	–	–
Noncash and nonoperating items included in earnings:			
Depreciation and amortization	103,612	111,519	127,296
Stock-based compensation	702	33,076	29,384
Deferred income taxes	(41,206)	34,002	(416)
(Gain) Loss on investments, net	(33,826)	(21,798)	598
(Gain) Loss on disposal of property and equipment	(2,169)	242	(430)
Allowance for doubtful accounts	588	(916)	1,274
(Increase) decrease in operating assets:			
Cash and government securities deposited with clearing organization or segregated under federal and other regulations	119,360	(18,515)	(270,012)
Securities purchased under agreements to resell	40,540	(213,185)	197,645
Securities borrowed	(88,472)	(11,268)	(28,904)
Receivable from customers	151,304	137,753	(313,603)
Receivable from brokers and dealers	(149,705)	(23,499)	7,304
Receivable from clearing organizations	705	(709)	472
Fees, dividends and interest receivable	(13,860)	(14,552)	(30,002)
Securities inventory	(13,950)	6,447	13,384
Trading investments, net	(5,748)	(11,134)	(43,478)
Other assets	(2,558)	(12,723)	11,504
Increase (decrease) in operating liabilities:			
Checks payable	14,328	41,554	21,041
Securities loaned	(54,515)	68,224	(19,824)
Payable to customers	352,139	(375,113)	164,335
Payable to brokers and dealers	(537,083)	612,038	(15,615)
Payable to clearing organizations	(42,691)	(29,751)	34,155
Securities sold but not yet purchased	9,203	(8,469)	9,468
Employee compensation and related taxes	35,384	69	94,472
Deferred compensation	4,727	17,087	36,044
Income taxes	15,075	(1,521)	(1,582)
Other liabilities	33,350	21,711	30,535
Net cash from operating activities	130,795	527,043	214,530
Cash Flows From Investing Activities:			
Purchase of property and equipment	(85,837)	(117,031)	(99,185)
Purchase of other investments	(23,158)	(22,008)	(27,004)
Proceeds from sale of a subsidiary	–	10,830	–
Proceeds from disposal of property and equipment	3,083	–	–
Proceeds from sale or maturity of other investments	32,304	22,620	8,626
Net cash from investing activities	(73,608)	(105,589)	(117,563)
Cash Flows From Financing Activities:			
Short-term bank loans, net	(16,400)	(11,900)	(11,700)
Securities loaned	48,491	(92,650)	23,906
Employee stock transactions	76,991	84,648	57,323
Tax benefit associated with stock-based awards	3,686	–	–
Cash dividends paid	(51,987)	(49,955)	(51,028)
Purchase of treasury stock	(148,834)	(250,123)	(105,455)
Net cash from financing activities	(88,053)	(319,980)	(86,954)
Net Increase (Decrease) in Cash and Cash Equivalents	(30,866)	101,474	10,013
Cash and Cash Equivalents, at Beginning of Year	209,039	107,565	97,552
Cash and Cash Equivalents, at End of Year	$ 178,173	$ 209,039	$ 107,565
Supplemental Disclosure of Cash Flow Information:			
Cash paid for:			
Income taxes	$ 147,777	$ 75,006	$ 87,668
Interest, net of amounts capitalized of $431, $612 and $925	$ 10,768	$ 3,954	$ 2,616
Non-Cash Financing Activity:			
Restricted stock awards granted	$ –	$ 35,062	$ 30,637

The condensed consolidated financial statements should be read in conjunction with the A.G. Edwards Annual Report on Form 10-K.

Deloitte.

To the Board of Directors and Stockholders of
A.G. Edwards, Inc.:

We have audited the consolidated balance sheets of A.G. Edwards, Inc. and subsidiaries (the "Company") as of February 28, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended February 28, 2006. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of February 28, 2006. Such consolidated financial statements and our report dated May 2, 2006, expressing an unqualified opinion and including an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," and management's assessment of the effectiveness of the Company's internal control over financial reporting and our report thereon dated May 2, 2006, expressing an unqualified opinion (which are not included herein) are included in the Company's Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of February 28, 2006 and 2005, and the related condensed consolidated statements of earnings and of cash flows for each of the three years in the period ended February 28, 2006, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

St. Louis, Missouri
May 2, 2006

Management's Statement of Financial Responsibility

As both an investment firm and a publicly held company, A.G. Edwards firmly embraces its responsibility to ensure that investors are informed of and comfortable with the practices and policies of our firm, whether those investors are clients, shareholders, or both. We are committed to providing financial information that gives investors a timely, accurate and complete picture of our financial condition.

Management takes full responsibility for the integrity and accuracy of A.G. Edwards' financial statements, presented in accordance with generally accepted accounting principles. We have a highly experienced team of accountants and internal auditors who abide by the highest ethical standards in executing their responsibilities to our firm and our shareholders. Management shares these ethical standards and applies them to both their personal and business conduct.

Established before the current listing requirements of the New York Stock Exchange, our corporate governance policies and practices include:

- Independent directors represent the majority of our Board.
- Independent directors are the only members of our Board's Audit, Compensation, and Nominating and Corporate Governance Committees.
- The Audit, Compensation, and Nominating and Corporate Governance Committees make appropriate use of charters that clearly detail each committee's responsibilities.
- Independent directors meet at scheduled executive sessions without management.

Just as our financial consultants work to earn and maintain the trust of their clients, our management is dedicated to earning and maintaining the trust of our shareholders by staying true to our culture and applying the highest ethical standards to the oversight of our corporate assets. Our shareholders and our clients can share in management's confidence about A.G. Edwards' financial reporting and governance policies.

Robert L. Bagby
Chairman,
Chief Executive Officer

Douglas L. Kelly
Executive Vice President,
Chief Financial Officer



Robert L. Bagby[1]





Dr. E. Eugene Carter[2,3,4]

Vicki B. Escarra[2,3,4]





Peter B. Madoff[2,3,4]



Samuel C. Hutchinson Jr.[2,3,4]



Ronald J. Kessler[1]

Mark S. Wrighton[2,3,4]

Board of Directors

(As of May 1, 2006)

A.G. Edwards & Sons, Inc.

Robert L. Bagby[5,6]
Chairman of the Board,
Chief Executive Officer, President,
31 years with A.G. Edwards

Mary V. Atkin[5,6]
Executive Vice President,
Director of Staff,
28 years with A.G. Edwards

Alex M. Bigelow
Senior Vice President,
Florida Regional Officer,
14 years with A.G. Edwards

Amelia A.J. Bond
Senior Vice President,
Public Finance,
19 years with A.G. Edwards

Bill Branson Jr.
Senior Vice President,
Northeast Regional Officer,
12 years with A.G. Edwards

Roger A. Buller
Senior Vice President,
Mid-Central Regional Officer,
19 years with A.G. Edwards

Spencer B. Burke
Senior Vice President,
Corporate Finance,
11 years with A.G. Edwards

Paul B. Coffee
Senior Vice President,
Western Regional Officer,
31 years with A.G. Edwards

Gene M. Diederich[5,6]
Executive Vice President,
Director of Branches,
22 years with A.G. Edwards

David J. Diffenauer
Senior Vice President,
Customer Accounting,
35 years with A.G. Edwards

Benjamin F. Edwards IV
Town & Country, Mo. Branch,
28 years with A.G. Edwards

Michael L. Essex
Senior Vice President,
Syndicate,
4 years with A.G. Edwards

Charles J. Galli[5]
Senior Vice President,
Home Regional Officer,
27 years with A.G. Edwards

Louis A. Ginocchio Jr.
Senior Vice President,
Great Lakes Regional Officer,
16 years with A.G. Edwards

Alfred E. Goldman[5]
Corporate Vice President,
Market Analysis,
46 years with A.G. Edwards

Richard F. Grabish[5]
President & CEO,
A.G. Edwards Trust
Company FSB,
25 years with A.G. Edwards

William R. Hatcher
Senior Vice President,
Mid-Atlantic Regional Officer,
13 years with A.G. Edwards

Mark A. Keller
Senior Vice President,
Chief Investment Officer,
Gallatin Asset Management, Inc.,
27 years with A.G. Edwards

Douglas L. Kelly[5,6]
Executive Vice President,
Secretary, Treasurer,
Chief Financial Officer,
Director of Law & Compliance,
Director of Administration,
12 years with A.G. Edwards

Ronald J. Kessler[5,6]
Vice Chairman of the Board,
Executive Vice President,
Director of Operations,
38 years with A.G. Edwards

Oliver M. Langenberg[6]
Senior Vice President,
Institutional Sales & Research,
45 years with A.G. Edwards

Kevin M. Lawlor
Senior Vice President,
Enterprise Risk Management &
Regulatory Reports,
24 years with A.G. Edwards

John F. Lee
Senior Vice President,
Pacific Coast Regional Officer,
19 years with A.G. Edwards

J. Doug Medley
Senior Vice President,
Southern Regional Officer,
29 years with A.G. Edwards

Peter M. Miller[5,6]
Executive Vice President,
Director of Sales & Marketing,
17 years with A.G. Edwards

William C. Mitchell
Senior Vice President,
Eastern Regional Officer,
16 years with A.G. Edwards

Thomas N. O'Donnell
President & CEO,
Gallatin Asset Management, Inc.,
11 years with A.G. Edwards

John C. Parker[5]
Executive Vice President,
President, A.G. Edwards
Technology Group, Inc.,
Chief Information Officer,
4 years with A.G. Edwards

Paul F. Pautler[5]
Executive Vice President,
Director of Capital Markets,
8 years with A.G. Edwards

Robert A. Pietroburgo
Senior Vice President,
Central Regional Officer,
19 years with A.G. Edwards

Joseph G. Porter[5]
Senior Vice President,
Assistant Director of
Administration,
Assistant Treasurer,
23 years with A.G. Edwards

John D. Quinn
Senior Vice President,
Securities Accounting,
37 years with A.G. Edwards

Jeffrey Rayfield
Senior Vice President,
A.G. Edwards Technology
Group, Inc.,
13 years with A.G. Edwards

Michael Scafati
Senior Vice President,
Managed Products,
34 years with A.G. Edwards

Daniel J. Schaub
Senior Vice President,
Institutional Sales & Trading,
25 years with A.G. Edwards

Gregory S. Sigmund
Senior Vice President,
Securities Research,
22 years with A.G. Edwards

Brian C. Underwood
Senior Vice President,
Compliance,
22 years with A.G. Edwards

Charles J. VanGronigen
Senior Vice President,
Assistant Director of Branches,
32 years with A.G. Edwards

Gregory P. Vitt
Senior Vice President,
Assistant Director of Operations,
28 years with A.G. Edwards

William J. Winter Sr.
Senior Vice President,
Assistant Treasurer,
39 years with A.G. Edwards

Cecil B. Wright III
Senior Vice President,
Southeast Regional Officer,
32 years with A.G. Edwards

Charles V. Zurfluh
Senior Vice President,
Branch Operations,
42 years with A.G. Edwards

Member of A.G. Edwards & Sons, Inc.:
5 Executive Committee
6 Finance Committee

Boards of Directors

(As of May 1, 2006)

A.G. Edwards Technology Group, Inc.

Robert L. Bagby
Chairman of the Board and Chief Executive Officer

John C. Parker
President

Mary V. Atkin
Gene M. Diederich
Charles J. Galli
Alfred E. Goldman
Richard F. Grabish
Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Paul F. Pautler
Joseph G. Porter

A.G. Edwards Trust Company FSB

Richard F. Grabish
Chairman of the Board, Chief Executive Officer and President

Mary V. Atkin
Charles J. Galli
Douglas L. Kelly
Peter M. Miller
Thomas N. O'Donnell
Michael Scafati
Charles V. Zurfluh

A.G.E. Properties, Inc.

Robert L. Bagby
Chairman of the Board

Douglas L. Kelly
President

Mary V. Atkin
Ronald J. Kessler

Gallatin Asset Management, Inc.

Peter M. Miller
Chairman of the Board

Thomas N. O'Donnell
President and Chief Executive Officer

J. Michael Havey
Mark A. Keller
Douglas L. Kelly
Michael Scafati

Gull-AGE Capital Group, Inc.

Douglas L. Kelly
Chairman of the Board and President

AGE Investments, Inc.

Douglas L. Kelly
Director

A.G. Edwards Capital, Inc.

Paul F. Pautler
Chairman of the Board, Chief Executive Officer and President

Douglas L. Kelly
Ronald J. Kessler
Peter M. Miller
Michael Scafati

A.G. Edwards & Sons (U.K.) Limited

Douglas L. Kelly
Chairman of the Board

Gene M. Diederich
Paul F. Pautler

Beaumont Insurance Company

Douglas L. Kelly
Chairman of the Board and President

Donna B. Normand
Joseph G. Porter
Diane M. Webster


Alex M. Bigelow


Bill Branson Jr.


Roger A. Buller


Paul B. Coffee


Charles J. Galli


Louis A. Ginocchio Jr.


William R. Hatcher


John E. Lee


Doug Medley


William C. Mitchell


Robert A. Pietroburgo


Lois M. Powell


Cecil B. Wright III

Alabama

Anniston
John M. Monroe

Birmingham
David H. Gilchrist Sr.

Dothan
Patricia A. Watson
Stafford L. Gregory

Fairhope
Katherine A. Monroe

Florence
Thomas T. Ross

Gadsden
Troy D. Wagnon

Gulf Shores
Craig O. Vinson Sr.

Huntsville
Garry L. McClure

Inverness Center
Amy M. McLevaine

Mobile
Jere W. Marques

Montgomery
Jeffrey S. Sprague

Prattville
Robert R. Shackelford

Selma
Thomas R. Boyd

Troy
Collin L. McCrary
Robert K.T. Cole Jr.

Alaska

Anchorage
Todd S. Gerber

Arizona

Carefree
Josh Slocum

Chandler-Tempe
Theresa C. Clemmons

East Tucson
Kenneth C. Jacowsky

Flagstaff
David G. Broyles

Green Valley
William H. Olsen

Mesa
William R. Berg

Oro Valley
Ben Palazzo

Phoenix
Daniel L. Christy III

Pinnacle Peak
Robert E. Rittel

Prescott
Gerry M. Thornbro

Prescott Valley
Michael D. Woods

Scottsdale
John S. Abbs
Paul C. Ruble Jr.

Sierra Vista
Paula G. Beardsworth

Sun City
William C. Schlofman

Sun Lakes
Theresa C. Clemmons

Surprise
Michael J. Audisio
Samuel T. Lee

Tucson
William S. Fedor Jr.

Arkansas

Bella Vista
John E. McLelland

Berryville
Allen Rogers

Blytheville
Shirley Carman

Conway
Stephen M. Scherrey

El Dorado
Andy E. Allen

Fayetteville
Brian L. Keck

Fort Smith
Curtis R. Williams

Harrison
Ronald C. Richardson

Holiday Island Park
Paul K. Engskov

Hot Springs
Joseph K. Patrico

Hot Springs Village
Brenda E. Riley

Jonesboro
Sidney E. Banks

Little Rock
Vallie B. Carney
Robert W. Tucker

Mountain Home
David W. Floyd

Pine Bluff
Walter K. Cash

Rogers
Steven R. Burkhead

Russellville
Danny C. Stobaugh

Siloam Springs
Robert W. Coleman Jr.

Springdale
Russell D. Beck

California

Arroyo Grande
Nathan F. Alvarado

Auburn
D. Robert Frew

Bakersfield
David D. Westerfeld

Beverly Hills
Mark A. Tobin

Carlsbad
Gary P. Endres

Chico
William D. Carson Jr.

Chula Vista
Timothy P. Cronin

Del Mar
Timothy P. Cronin

El Dorado Hills
Scott M. Nelson

Escondido
Jeffrey S. McCoy

Eureka
Laura K. Hussey

Fallbrook
Robert W. Kuech

Fort Jones
Linda A. Andresen

Fresno
Donald A. Vincenti

Grass Valley
Michael C. Nielsen

Hemet
Victor L. Compton
Angela K. Sugimura

Laguna Beach
David D. Almquist

Laguna Hills
Mark J. Robles

La Jolla
Roc W. Willis

Lake San Marcos
Donald R. Overbeck

Lincoln Hills
James C. Lee

Lompoc
John E. Puscheck

Long Beach
Rahamin Suares

Modesto
Randall K. Anderson

Monterey
Charles M. Hetland

Napa
Gregory R. van Kesteren

Newport Beach
Timothy C. Metcalf

Oakland
Jon P. McGeath

Oroville
James H. Moll

Oxnard
Anthony A. Russo

Palm Desert
William C. Lacy

Palm Springs
Mark F. Blalock

Paradise
John W. Nelson

Pasadena
David P. Luna

Pleasanton
Michael F. McGrath

Rancho Sante Fe
Timothy P. Cronin

Redding
Brian D. Gruber

Redlands
Robert R. Heinze

Redwood Shores
Peter L. Glaser

Riverside
Mary Carruthers

Roseville
John F. Lee*
Steven J. Hudgins

Sacramento
James E. Jacoby

San Diego
John J. Peluso

San Diego–North County
Robert R. Gonzales

San Francisco
Paula B. Johnson

San Jose
Kenneth B. Painter

San Juan Capistrano
Robert W. Burns

San Luis Obispo
Glenn P. Johnson

San Rafael
Tomm E. Hudson

Santa Barbara
Americo J. Salvetti

Santa Maria
Brian J. Gerrity

Santa Monica
Francis V. Bennett

Santa Rosa
Samuel D. Slayden

Sherman Oaks
Burt M. Pressman

Silicon Valley
Kenneth W. Green

Stockton
Larry D. Watts

Temecula
Steven W. Fillingim

Torrance
William E. Smith

Ukiah
Monte J. Hill

Visalia
James E. Wohlford

Walnut Creek
John P. Rohan

Downtown Walnut Creek †
Logan B. Wiggins

Westlake Village
Frank D. Covely

Colorado

Boulder
Dennis H. Kaboth

Cherry Creek
James B. Haass

Colorado Springs
Richard A. Murphy
Gary A. Backstrom

Denver
Michael A. Pappas

Durango
Roger D. Hayes

Estes Park
Debra A. Grill

Evergreen
Robert C. Thompson

Fort Collins
Thomas R. Mapp

Grand Junction
Linda S. Arledge

Greeley
Rick L. Runyan

Greenwood Village
Paul B. Coffee*
Mark P. Fellows

Interlocken
Vernon Trexler

Lakewood
James M. Wilday

Longmont
Ronald R. Billings

Loveland
Charles A. Bouchard

Pueblo
Corinne G. Koehler

Connecticut

Danbury
Arnold H. Rozany

Essex
Edward J. Brennan

Farmington
John J. McDermott III

Glastonbury
Timothy A. Collins

Greenwich
Lawrence A. Baker

Hamden
Richard Pignone
Kimberly S. Hurd

Hartford
Patrick J. Sheehan

Madison
Calvin C. Coburn

Mystic
Frederick C. Leonard

Norwalk
Martin P. McLaughlin Jr.

Ridgefield
Arnold H. Rozany

Southport
Jeffrey T. Zelin

Waterford
Edwin Rachleff

Wilton
Paul A. Steffany

Delaware

Newark
Frank A. Alteri

District of Columbia

Washington, D.C.
William C. Mitchell*
Wallace L. Tart

Washington, D.C.–Downtown
Loren D. Evans

Florida

Aventura
Marc W. Chait

Boca Raton
James D. Edge

Bonita Springs
Mark S. Preston

Boynton Beach
Jeffrey L. Hill

Bradenton
Gary M. Knuckles

Cape Coral
Patrick S. Zych

Citrus Hills
Robert A. Noxon

Clearwater
Robert W. Hicks

Clermont
Kelly J. Cartier

Coral Gables
Mike Underwood

Daytona Beach
Peter J. Hogan

Destin
Edmond Waters

Englewood
Thomas J. Hinck

Eustis
Frederick S. Lipp

Fort Lauderdale
Michael J. O'Mara

Fort Myers
Mark T. Chase
James A. Nolte

Fort Pierce
Francis E. Campbell

Fort Walton Beach
Daniel R. Cauley

Gainesville
Darrin J. Markey

Indialantic
Gerald B. Goodchild II

Jacksonville
David M. Huffman

Lake Mary
John R. Snively

Lake Worth
Daniel Silvestri

Marco Island
Terrence J. McCreanor

Melbourne
Thomas W. Sinclair

Merritt Island
Robert W. Sullivan

Naples
Robert E. Price

Ocala
John H. Decker Jr.

Orlando
Robert S. Fox

Palm Beach Gardens
James A. Collins

Panama City
Don Draper
Malissa E. Romack

Panama City Beach
Joseph A. McCurley Jr.

Pensacola
William C. Westfall Jr.

Port Charlotte
Joshua M. Howell

Port Richey
Scott M. Moore

Punta Gorda
John F. Schneider

St. Armands Key
Bryan S. Fazio

St. Augustine
Thomas E. Dotson II

St. Petersburg
Arthur J. Zelenak Sr.

Sarasota
Paul D. Buskey

Sebring
John R. Clark

Seminole
John C. Chlupp

Spring Hill
Charles M. Fernandez

Stuart
Robert J. Sander

Sun City Center
Peter T. Sayre Jr.

Tallahassee
John B. Mackie

Tampa
Robert B. Moler Jr.

The Villages
Tracy M. Belton

Titusville
Robert W. Sullivan

Venice–North
Stephen W. Wanvig

Venice–South
John W. Holic

Vero Beach
John D. Orcutt Jr.

Viera
Thomas R. Bedor

West Palm Beach
Alex M. Bigelow*
Christian T. Clinton

Winter Haven
Ronald W. Snyder

Zephyrhills
Nancy D. Cook

Georgia

Albany
Marilyn C. Hedrick

Americus
Robert H. Sternenberg

Athens
Paul A. Bingham Jr.

Atlanta
William J. Huston
John K. Coggins Jr.

Augusta
W. Neal Hines

Braselton
Kevin F. Price

Brunswick
Kevin C. Lokey

Canton
Judy T. Ross

Columbus
Janice E. Hutson

Dalton
Gary B. Oliver

Gainesville
Warren D. Stribling
Alan C. Crumley

Greensboro
Richard D. Newsom Jr.

Griffin
Edward C. Worrell

Johns Creek
Roland H. deLiniere

Macon
Michael C. Ketterbaugh

Marietta
J. Daniel Newsome

Milledgeville
William G. Neely III

Rome
Cecil B. Wright III*
Bruce Hunter
Michael D. Crego

Roswell
James M. Broadway

Sandy Springs
Tiberio P. DeJulio

Savannah
Benjamin E. Price

Thomasville
William J. McCollum

Tifton
Mark B. Thompson

Valdosta
Yancy F. Carter III

Hawaii

Honolulu
Larry J. Goeas

Idaho

Boise
Jerry L. Beto

Coeur d'Alene
Paul C. Barone

Idaho Falls
Fred T. Finlayson

Ketchum
James R. Everitt

Pocatello
Mark N. Buckalew

Twin Falls
Kelly C. Ward

Illinois

Alton
Robert T. Stegemeier

Arlington Heights
Richard A. Ceffalio Jr.

Aurora
Kevin A. Skogsberg

Barrington
Steven P. Fromm

Belleville
Patrick C. McAllister

Bloomington
Charles A. Norman

Carbondale
Barbara J. Blacklock

Champaign
Scott A. Moe

Charleston
Dan R. Cunningham

Chicago-Loop
Philip J. Cunningham

Chicago–Union Station
James A. Talley

Danville
Lori R. Kite

Decatur
Mary K. Paulin

Edwardsville
Robert A. Pietroburgo*
Rodney D. Vaught

Effingham
Kent C. Schmidt

Elgin
Robert L. Schrieber

Freeport
Steven E. Glaze

Galesburg
Sid V. Carlson

Geneseo
Brian J. Gernant

Geneva
F. Shellie Reed

Jacksonville
Michael H. Lansden

Joliet
Warren C. DeNardo

Lake Forest
Mark D. Aigner

Lincoln
Philip M. Dehner

Macomb
Mary E. Downey

Morris
Jerome A. Bellm

Mount Vernon
Cynthia L. Jones

Naperville
Vicky S. Campbell
Michael J. Lantz

Oakbrook
Robert D. Gagnon

Orland Park
Donald G. Sharko

Palos Heights
David C. Heide

Peoria
Thomas R. Henrichs

Peru
David A. Claggett

Pittsfield
Christopher G. Little

Quincy
Richard V. Marcolla

Rockford
Martin L. Smith

Roselle
Jay A. Cunningham

Skokie
Alan S. Dubrow

Springfield
Craig R. Schermerhorn
Anthony M. Guzzardo

St. Charles
Craig S. Morgan

Waterloo
Robert D. Maurer

Willowbrook
Michael S. Ludlow

Woodstock
Dennis L. Anderson

Indiana

Anderson
Paul B. Church

Auburn
Darrell G. Douglas

Bloomington
Daniel F. Davila

Carmel
Ted J. Sturges

Chesterton
Mark S. Lazart

Columbus
Jacob L. Fedor

Evansville
Stephen H. Merrick

Fort Wayne
James C. Smith

Greenwood
Heather S. Winger

Indianapolis
Dean J. Abplanalp

Indianapolis-Keystone
Scott T. Wolfrum

Kokomo
Michael V. Ricci

Merrillville
H. Dean Davis

Muncie
Katherine M. Onieal

New Albany
Kevin J. Corlett

Richmond
Donald E. Bates Jr.

South Bend
Douglas L. Piazza

Terre Haute
Rodney R. Heefner

Iowa

Burlington
Frederick A. Scholer

Cedar Rapids
Stephen R. Loftus

Coralville/Iowa City
Darrel G. Courtney

Davenport
Stanley M. Reeg

Des Moines
David L. Jones

Dubuque
Eric S. Loy

Fort Madison
Joel S. Bobb

Keokuk
Heather J. Barnett

Marshalltown
Jay P. Merryman

Mason City
Robert M. Zishka

Mount Pleasant
Patrick J. McCabe

Sioux City
Michael J. Woods

Storm Lake
Alan E. Bowles

Waterloo
Ronald J. Fiacco
Richard D. Pilipchuk

Kansas

Abilene
Patricia M. O'Malley-Weingartner

Garden City
Sean P. Thayer

Hutchinson
Roger D. Gatton

Independence
Robert J. Miller

Lawrence
Jeffrey M. Ingles

Liberal
Thomas C. Mein

Manhattan
Jayson C. Kaus

Overland Park
Martin C. Bicknell

Pittsburg
Darrel B. Markley

Salina
Kenneth M. Wedel

Wichita
Roger A. Buller*
Gregory E. Ek

Kentucky

Ashland
Mark G. Compston

Bowling Green
Marc W. Evans

Lexington
Sherry D. Holley

London
Richard D. Reynolds

Louisville
Richard O. Paris II

Owensboro
Larry H. Beisel Jr.

Paducah
John A. Williams Jr.

Pikeville
Ryan C. Johns

Somerset
Eugene C. Richardson
James S. Morrison

Louisiana

Alexandria
Lucien A. Branch Jr.
Bart B. Schmolke

Baton Rouge
Robert G. Hazel

Hammond
Alexandre Theriot III
John T. Mougey

Jennings
Keith J. Broussard

Lafayette
Thomas W. Grote

Lake Charles
Glenn R. Granger
Reed Mendelson Jr.

Mandeville
Allen J. Catalanotto

Monroe
Douglas T. Farr

Natchitoches
William H. Cross

New Orleans
John Y. Galbraith

Opelousas
Gregory M. Bordelon

Ruston
Bobby J. Conville Jr.

Shreveport
Clyde B. French

Maine

Auburn
Donald V. Panati

Bangor
Alan W. Miller

Camden
Glenn E. Buckingham

Portland
R. Bartlett Osgood III

Waterville
David F. Radsky

Maryland

Annapolis
Malcolm C. Foster

Baltimore
Richard K. Sutor

Bel Air
Herbert F. Otto

Easton
R. Barry Drew

Hunt Valley
Stephen G. Mitchell Sr.

Salisbury
Brian C. Timken

Massachusetts

Boston
Sarah G. Berry

Boston–Copley
Jeffrey K. Robles

Chelmsford
Daniel S. Hanley

East Harwich
Jon O. Laurell

Fall River
Richard B. Wolfson

Falmouth
Francis X. Keohane

Great Barrington
Terrence W. Webb

Greenfield
Frederick M. Magee

Hyannis
David J. Mason

New Bedford
Joseph M. Barry Jr.

Northampton
John J. Sullivan Jr.

Norwell
John M. Koulopoulos

Peabody
E. Alan Freeman

Pittsfield
Daniel O. Bushey Jr.

Plymouth
Fred J. Gennelly

Springfield
Mark W. Teed

Wellesley
Eric H. Burt

Worcester
Brian M. Elliott

Michigan

Ann Arbor
John V. Melick III

Battle Creek
Charles J. Carroll

Bay City
Karl H. Roth

Bloomfield Hills
Richard V. Hueter

Cascade
Todd H. Brandstadt

Clinton Township
Donald J. Van De Steene

Dearborn
John P. Mathey

Farmington Hills
Bruce B. Palen

Flint
Edwin E. Luke

Grand Rapids
James E. Marosi

Gross Pointe Woods
James J. Marchand

Holland
David J. Young

Jackson
Bradley N. Clark

Kalamazoo
Jerry J. Cross

Marquette
Mark A. Aho

Midland
Doak R. Stolz
Richard L. Smith

Monroe
Sandra A. McConnell

Okemos
James L. Carter

Owosso
Paul A. Schluckebier

Port Huron
Thomas K. Andison

St. Joseph
Craig A. Herrington

Traverse City
Glenn C. Hirt

Troy
F. Daniel Mirabella

Minnesota

Brainerd
Paul R. Beyreuther

Duluth
Stephen J. Reich

Edina
David E. Bennett

Minneapolis
John R. Ekman

Minnetonka
Ronald W. Erickson

Rochester
James S. Olson

Mississippi

Clarksdale
Hiram L. Dilworth

Columbus
Jim B. Ford Jr.

Gulfport
J. Doug Medley*
Marshall D. Lynch

Hattiesburg
Duane L. Raanes

Jackson
Hance W. McKenzie Jr.

Meridian
William S. Hudson

Oxford
Allen R. Kimbrell

Pascagoula
Michael F. Odom

Starkville
Robert M. Crosland III

Missouri

Branson
Mitchell L. Walker

California
Joseph J. Hartman

Cameron
Everett W. Ice

Cape Girardeau
Marsha M. Limbaugh

Clayton
Blake R. Dunlop

Columbia
James G. Church
Robert P. Stansberry

Des Peres
Patrick J. Howley III

Festus
John D. McAtee Sr.

Frontenac
Charles J. Galli*
David M. Hollo

Hannibal
Kenneth W. Greger

Independence
Charles S. Cooper

Jackson
Timothy W. Gutwein

Jefferson City
Chad Horton

Joplin
Bryan D. Vowels

Kansas City Plaza
Brian T. Wall

Kirksville
Rick F. Riley

Lake Ozark
Timothy J. Kertz
Jeffrey R. Alderman

Laurie
Patrick C. Rowland

Lebanon
Gregory V. Sullivan

Liberty
James J. Ballinger

Louisiana
Julie P. Jenkins

Moberly
Jerry C. Jeffrey

Rolla
Mark T. Riefer

Sikeston
Bart A. Grant

Springfield
David L. Burnette

St. Charles
Steve A. Mahler

St. Joseph
Grover C. Musser

St. Louis–Downtown
Joseph P. Bianco

Town & Country
Benjamin F. Edwards IV

Washington
Charles J. Trankler

Montana

Great Falls
Eric D. Borggard

Missoula
Roger T. Roy

Nebraska

Beatrice
Terry A. Doyle

Grand Island
Dan A. Govier
John C. Stinson

Kearney
James R. Armagost

Lincoln
Loy U. Olson

North Platte
Kevin P. Kennedy Jr.

Omaha
Randall C. Peck

Scottsbluff
Verlin F. Schaefer

Nevada

Incline Village
Frederick C. Findeisen

Las Vegas
Fred T. Snyder

Minden
Thorolf B. Teigen

Reno
Eric S. Smith

Summerlin
Derek D. Rosenberg

New Hampshire

Claremont
Gisela M. Polleys
Lori A. Tetreault

Concord
William A. Kearney

Hanover
E. Clinton Swift

Keene
James D. Talbert

Laconia
Richard V. Breton

Nashua
Eric B. Gould
Richard T. Iannacone

New London
Philip D. Estabrook III

North Conway
Loren J. Ackerman

Portsmouth
Rohe V. Pennington III

New Jersey

Bernardsville
Brian J. McCafferty

Cape May
Henry S. Brzyski

Cherry Hill
Walter J. Schwenk

Chester
Frank M. Taylor

East Brunswick
Michael J. Doherty

Fairfield
Ralph D. Courtland

Green Village
William J. Drake

Hillsborough
Patricia L. Halpern

Morristown
Joseph J. Bancheri

Northfield
Peter J. Tampellini

Oradell
Joseph Buono
Grace M. Galvin

Princeton
Harry L. Sze

Red Bank
Todd C. Leonhardt

Rockaway
Fred K. Ecke Jr.

Short Hills
Richard M. Barber

Spring Lake
Todd C. Leonhardt

Voorhees
Charles J. McAfee

Warren
Walter W. Roth

New Mexico

Albuquerque
David M. Adams

Las Cruces
Bruce A. Reed

Roswell
Brian D. Stokes

Santa Fe
Manuel J. Monasterio

New York

Albany
Terry L. Jandreau

Babylon
Robert A. Nogrady

Binghamton
Carol A. Eurillo

Brighton
Dale H. Englehardt

Buffalo
Karl I. Riner

Corning
David W. Davies

Garden City
Michael J. DiSilvio

Glen Cove
Peter H. Orzel

Huntington
Michael W. Hordy

Ithaca
Catherine L. Mawicke

Lake Placid
Charles G. Cowan

New York City–
Midtown
J. William Forrester

Olean
Lynn R. Johnson

Oneonta
Edward J. Curley

Port Jefferson
Jeffrey D. Thiele

Rhinebeck
Edward J. Mercier

Riverhead †
Michael W. Kreimer

Rochester
Joseph P. Zappia

Smithtown
Kevin A. Healy

Southampton
Michael W. Kreimer

Syracuse
Bill Branson Jr.*
Randall J. Powers

Utica
Eugene L. D'Amico Sr.

White Plains
Neal J. Baumann

North Carolina

Asheboro
Joseph G. Thomas

Asheville
Roger H. Aiken

South Asheville
William M. Pomeroy

Ballantyne
Walter C. Martin

Burlington
James D. Mackintosh III
Shannon S. Mackintosh

Chapel Hill
Michael F. Absher Jr.

Charlotte
David S. Younts

Fayetteville
George E. Waren

Greensboro
Steven B. Holbrook

Greenville
Herbert L. Ormond III

Hendersonville
Scott E. Price

Hickory
Clifford J. Watts III

High Point
Paul A. Vidovich

Highlands
Steven R. Perry

Lake Norman
Kevin D. Phillips

Morehead City
Phillip B. Nelson

Raleigh
Alexander Mihajlov

Rocky Mount
Barden Winstead Jr.

Shallotte
Jeremy L. Jones

Southport
Albert Elrod

Tryon
Robert M. Tobey

Wilmington
Michael A. Faulkenbury

North Dakota

Bismarck
Ingrid L. Schneider

Fargo
Charles E. Hanish

Grand Forks
Keith A. Bjerk

Jamestown
Rick E. Bosche

Ohio

Akron
Thomas A. Jewett

Ashtabula
Daniel M. Huffman

Blue Ash
James R. Williams

Cambridge
Tommy D. Davey

Canton
Patton A. Teagle

Chardon
Terry R. Campbell

Chillicothe
Tom D. Hamsher

Cincinnati
Louis A. Ginocchio Jr.*
Jason J. Hull
Arthur L. Fischer

Cleveland
John N. Janoch

Columbus
Brent A. Markley

Dayton
Roger B. Chudde

Dublin
Paul J. Jarvis

Findlay
Edward F. Abbey Jr.

Lancaster
Thomas K. Lally

Lima
Phillip L. Trueblood

Mansfield
Christopher L. Nuetzel

Medina
Joseph A. Hanna

Mentor
Victor W. Lunka Jr.
Samuel D. Baio

Sylvania
Robert J. Buschur

Toledo
Gerald L. Sliemers

Troy
Roger B. Chudde

Westlake
Kurt A. Faulhaber

Worthington
Martin E. VandenBroek

Zanesville
Jay J. Gruenebaum

Oklahoma

Bartlesville
Adam M. Shelley

El Reno
Thomas H. Avant

Enid
Alan G. Stong

Grove
David L. East

Lawton
Brendan Wolverton

Oklahoma City
Ronald L. Baker

Ponca City
Patrick J. Mulligan

Stillwater
Don E. Terry

Tulsa
George E. Ferguson

Oregon

Bend
John K. Aspell

Corvallis
Andrew E. Jones

Eugene
Gary L. Feldman

Ferry Street Bridge
Jason Saunders

Medford
David R. McDermott

Portland
Mark E. Olsen

Portland–Downtown
James L. McCulley

Roseburg
Melvin G. Duncan

Salem
Clark D. Bowen

West Linn
Janet M. Hudson

Pennsylvania

Abington
George A. Porreca Jr.

Beaver
Stephen P. Patrick

Bethlehem
Scott A. Brantingson

Greensburg
Robert A. Moffet Jr.

Harrisburg
Richard J. Beatty

Meadville
Robert C. Asmus

Media
Timothy E. Griffith

Peters Township
James L. Lockerman

Pittsburgh
Nancy J. Lynches

Scranton
Keith R. Kleinman

Sewickley
Charles Kolias

Sharon
Ronald J. Koshar

South Hills
Rande T. Casaday
Stephen P. Patrick

Rhode Island

Charlestown
Dennis P. McGuire

Newport
James L. Carroll

Providence
Robert L. Capone

South Carolina

Aiken
William G. Paschal

Beaufort
William C. Tumlin
William R. Hatcher*

Bluffton
Todd H. Crutchley

Charleston
Joseph H. McAuley Jr.

Columbia
James N. Pulliam Jr.

Daniel Island †
James B. Platzer

Florence
Frank J. Brand II

Greenville
D. Michael Plemmons

Hilton Head Island
John C. Levy

Inman
Janice C. Farrell

Laurens
Melissa D. Moody

Myrtle Beach
Ruell L. Hicks Jr.

Pawleys Island
Michael J. Hirsch

Seneca
Jesse E. Wright III

Spartanburg
Stephen N. Sorensen

Sumter
Jack W. Griffith Jr.

South Dakota

Aberdeen
Richard W. Niebuhr
Craig D. Golz

Brookings
Les L. Howard

Huron
Sherman E. Gose
Steven R. Gohn

Mitchell
Dennis M. Martin

Rapid City
Patrick D. Malone
Emiel E. Belzer

Sioux Falls
Joseph C. Wood

Watertown
Thomas C. Beadnell

Tennessee

Chattanooga
Joseph E. Petty

Clarksville
Collier B. Nussbaumer

Johnson City
Gregory G. Schuette

Knoxville
William K. West III

Memphis
Charles H. Long Jr.

Morristown
Crampton H. Helms

Nashville
William H. Eskind

Texas

Abilene
Gerald A. Galbraith

Addison
John O. Norwood

Amarillo
Jesse C. Miller

Arlington
Jack R. Alexander Jr.

Austin
Hollis L. Jefferies Jr.

West Austin
Thomas T. Langmead

Beaumont
Michael W. Morgan

Brownsville
Randy D. Edington

Bryan
Robert L. Allen

Champion
Brett A. Tynes

Clear Lake
Nolan S. Caldwell

Conroe
Donald W. Kainer

Corpus Christi
Matt P. Paul

Dallas
Kent D. Mitchell

Denton
John H. Siegmund

DFW Mid-Cities
Stephen T. Campbell

El Paso
Brian A. Farrish

Fort Worth
Terry C. Hayes

Frisco
Cordell White

Galveston
Marshall D. Stein

Georgetown
Michael D. Cooke

Harlingen
Sam T. Hahs

Houston
Robert L. Rogers

Downtown Houston
Philip D. Gundy

Katy
Joe W. Tipple Jr.

Kerrville
Susan E. Goodwin

Kingwood
Mark A. Owens

Lake Jackson
Gary L. Foose Jr.

Laredo
Oscar O. Lopez

Lewisville
Dan H. Barlow

Longview
Dave L. Spurrier

Lubbock
Bill D. Lane

Lufkin
John P. Friesen

Marble Falls
Daniel B. Arrington

McAllen
Jerome V. Raders

McKinney
Allison D. Tarpley
Ricky L. Brewer

Memorial City
Richard W. Ashcroft

Midland
Bhupendra K. Agrawal

Nacogdoches
John D. Montfort

Odessa
Charles R. Eubanks

Palestine
Charles M. Bennett

Pampa
Gregory G. Brown

Paris
Robert M. Smith

Park Cities–Dallas
Edward H. Ladd III

Plano
Lois M. Powell*
Jimmy J. Beale

Rockwall
James E. Koestner

San Angelo
Robert G. Allcorn

San Antonio
Linda S. Cortese

San Antonio–Stone Oak
Jonathan F. Thrall

Sherman
Gail W. Utter

Sugar Land
Douglas O. Elliott

Temple
Chip Snowden

Texarkana
Scott DuBois
Judy Carmeli

The Woodlands
William D. Stigall

Tyler
James R. Miller

Victoria
W. Michael MacFarlane

Waco
Keith A. Ferguson

Wichita Falls
Ralph A. Grantom

Utah

Draper
Michael C. Forbes

Logan
Nolan P. Gunnell

Salt Lake City
L. Rand Jolley

Vermont

Barre
David C. Johns

Brattleboro
Frances K. Stotz
Sandra L. Ellison

Burlington
Paul M. Andrew Jr.

Manchester
Katherine W. Traver

St. Johnsbury
Robert A. Daniels

Virginia

Alexandria
Frank E. Key Jr.

Bluefield
Jeffrey D. Murray

Charlottesville
James B. Neligan

Danville
Michael A. Payne

Gloucester
Scott W. Haley

Harrisonburg
Daniel E. Grandstaff

Leesburg
Katherine M. Owens

Lexington
John Delany Jr.

McLean
Bradford R. Coyle

Norfolk
Robert J. Ballard

Richmond
Marc K. Elim

Roanoke
Richard W. Wertz
Robert H. Kulp

Virginia Beach †
Victor A. Philleo

Washington

Bellingham
Scott A. Hume

Chehalis
Judith G. Archibald

Colville
Susan M. Poe

Edmonds
Douglas M. Reilly

Kirkland
David A. Feller

Mount Vernon
Arthur E. Larvie

Seattle
Larry T. Christiansen

Spokane
Chadwick C. Gladhart
Donald L. Cutler

Tacoma
Gary L. Wells
Albert Sullivan

Vancouver
Dean G. Alsup

West Virginia

Charleston
Michael N. Barnett

Huntington
Joseph A. Randolph

Morgantown
Kevin K. Wilson

Wisconsin

Appleton
James W. Hietpas

Beaver Dam
Calvin L. Hemling
Mark M. Killingsworth

Brookfield
Robert M. Derks

Burlington
Michael P. Sonnichsen

Eau Claire
Michael D. Markin

Elkhorn
Tyson J. Ray

Fond du Lac
Jay H. Weiland

Franklin
Ellen M. Duhamel

Green Bay
Richard G. Kellogg

Janesville
Michelangelo J. Lamendola

La Crosse
Edward S. Neuman

Madison
A. Paul Olsen

Manitowoc
Jeffrey R. Kuklinski

Mequon
Richard L. Davis
Christopher C. Crain

Milwaukee
Thomas J. Caufield

Oconomowoc
James S. Fowler

Oshkosh
Ronald L. Gray

Stevens Point
Vance H. Underwood

Sturgeon Bay
David L. Harris

Wausau
Edward C. Fox III

Wyoming

Cheyenne
Jared P. Black

Jackson Hole
Kelly D. Lockhart

*Regional Officer
†Branch opened after February 28, 2006

London, England

A.G. Edwards & Sons (U.K.) Limited
Thomas A. Lewis

Geneva, Switzerland

A.G. Edwards & Sons (U.K.) Limited
Walter E. Lobo
Christopher R. Lobo

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EDWARDS

A.G. Edwards, Inc.
One North Jefferson
St. Louis, Missouri 63103
314.955.3000
www.agedwards.com